SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934*
 (Amendment No. 1)
Peabody Energy Corporation

(Name of Issuer)
Common Stock, par value $0.01 per share

(Title of Class of Securities)
704549203
(CUSIP Number)
Michael A. Schwartz, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY  10019-6099
Telephone: (212) 728-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 8, 2016

(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person's  initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 704549203	Page 2 of 11 Pages

1	NAME OF REPORTING PERSON The Mangrove Partners Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 971,058
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 971,058
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 971,058
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 704549203	Page 3 of 11 Pages

1	NAME OF REPORTING PERSON The Mangrove Partners Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 971,058
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 971,058
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 971,058
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 704549203	Page 4 of 11 Pages

1	NAME OF REPORTING PERSON The Mangrove Partners Fund (Cayman), Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 971,058
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 971,058
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 971,058
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 704549203	Page 5 of 11 Pages

1	NAME OF REPORTING PERSON Mangrove Partners
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 971,058
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 971,058
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 971,058
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 704549203	Page 6 of 11 Pages

1	NAME OF REPORTING PERSON Mangrove Capital
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 971,058
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 971,058
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 971,058
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 704549203	Page 7 of 11 Pages

1	NAME OF REPORTING PERSON Nathaniel August
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 971,058
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 971,058
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 971,058
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON IN

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) is being filed with respect to the common shares, par value $0.01 per share (the “Shares”), of Peabody Energy Corporation, a Delaware corporation (the “Issuer”), to amend the Schedule 13D filed on October 24, 2016 (together with this Amendment No. 1, the “Schedule 13D”).  Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 is hereby supplemented and amended by adding the following information thereto:

On December 8, 2016, the Master Fund filed a motion in the United States Bankruptcy Court for the Eastern District of Missouri, Eastern Division (the “Bankruptcy Court”), seeking the appointment of an official committee of equity security holders (an “Equity Committee”) in the chapter 11 cases (the “Chapter 11 Cases”) of the Issuer and its affiliated debtors and debtors in possession (collectively, the “Debtors”).  A copy of the Master Fund’s motion is filed herewith as Exhibit 99.2 and incorporated herein by reference.

The Reporting Persons believe that, in light of the substantial rebound of the coal industry since the filing of the Chapter 11 Cases, holders of the Shares will see meaningful recoveries in connection with a reorganization of the Debtors if metallurgical and thermal coal prices stabilize at or around $145/ton and $77/ton or higher respectively — prices that are well below both historical averages and current prices.  The Master Fund and other holders of Shares have not been invited to participate in discussions regarding the plan of reorganization being developed by the Debtors and issues of valuation, and have not been privy to the same information as creditors, despite having requested that the Debtors provide access to that information.  The Reporting Persons believe that it is critical that the holders of the Shares be given a fair opportunity to demonstrate that they are entitled to recover on their investments and that without an Equity Committee the Issuer’s shareholders will have no means to preserve and realize the value they believe exists in the Debtors.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons may take positions regarding or make proposals with respect to, or with respect to potential changes in, the Issuer's: operations, management, certificate of incorporation and bylaws, composition of the Board, ownership, capital or corporate structure, dividend policy, potential acquisitions or sales, businesses or assets, strategy and/or plans of the Issuer as a means of enhancing stockholder value. The Reporting Persons may change their intention with respect to any and all matters referred to in Item 4. The Reporting Persons intend to review their investment in the Issuer on an ongoing basis and may from time to time in the future express their views to and/or meet with management, the Board, other stockholders or third parties, including, potential acquirers, service providers and financing sources, and/or may formulate plans or proposals regarding the Issuer, its assets or its securities. Such possible plans or proposals may include one or more plans or proposals that relate to or would result in one or more of the changes referred to herein, or any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.  By order of the Bankruptcy Court, certain acquisitions and dispositions of Shares are subject to limitations, including the giving of at least 28 days’ notice to the Bankruptcy Court and the Debtors, in order to preserve the Debtors’ ability to utilize their net operating losses.  Further acquisitions or dispositions of Shares by the Reporting Persons are subject to such notice requirement and to not being objected to by the Debtors and disapproved by the Bankruptcy Court.

Item 7.	Material to be Filed as Exhibits

99.2	Motion of The Mangrove Partners Master Fund, Ltd. for an Order Appointing an Official Committee of Equity Security Holders, as filed in the U.S. Bankruptcy Court for the Eastern District of Missouri, Eastern Division, on December 8, 2016.
[Signatures on following page]

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 8, 2016	THE MANGROVE PARTNERS MASTER FUND, LTD.

By: MANGROVE PARTNERS,
as Investment Manager

	By:	/s/ Nathaniel August
Name: Nathaniel August
Title: Director

THE MANGROVE PARTNERS FUND, L.P.

By: MANGROVE CAPITAL,
as General Partner

	By:	/s/ Nathaniel August
Name: Nathaniel August
Title: Director

THE MANGROVE PARTNERS FUND
(CAYMAN), LTD.

By: MANGROVE PARTNERS,
as Investment Manager

	By:	/s/ Nathaniel August
Name: Nathaniel August
Title: Director

MANGROVE PARTNERS

	By:	/s/ Nathaniel August
Name: Nathaniel August
Title: Director

MANGROVE CAPITAL

By:	/s/ Nathaniel August
Name: Nathaniel August
Title: Director

/s/ Nathaniel August
NATHANIEL AUGUST